November 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund
Amendment No. 7 to Registration Statement on Form N-2
Filed August 28, 2024
Securities Act File No. 333-274405
Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund (the “Fund”), we are writing to submit the Fund’s responses to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 30, 2024, with respect to (a) the above-referenced Amendment No. 8 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) certain responses submitted in our letters to the Staff on November 2, 2023, May 24, 2024, August 28, 2024, and October 16, 2024 (the “Comment Response Letters”).

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 9 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments in bold and have followed each comment with the Fund’s response.

Legal Comments Received October 30, 2024:

1.

In your November 2, 2023 comment response letter, you provided us with an analysis of the Fund’s status as an investment company under the 1940 Act, in which you state that although your “analysis indicates that it is likely that ‘fixed’ Longevity Assets are not securities”: (a) “[t]he Fund’s definition of Longevity Assets includes derivatives in Mortality Contracts and Annuity Contracts,” which “are securities”; and (b) the Fund will invest sufficiently in “derivative instruments, . . . other investment companies and variable mortality contracts and annuity products,” so that you expect that the Fund will qualify as an investment company within the meaning of sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act. Your more recent comment response letters state that “the Fund does not intend to invest materially in derivative assets and derivatives are not a component of the Fund’s investment strategy” and “[t]he Fund does not intend to invest in other funds.” Given these changes in strategy, please confirm to us that you continue to believe that the Fund will invest sufficiently in “investment securities” to qualify as an investment company within the meaning of section 3(a)(1) of the 1940 Act.

Yes, the Fund continues to believe that it will invest sufficiently in “investment securities” to qualify as an investment company within the meaning of section 3(a)(1) of the 1940 Act. The Fund’s investment strategy includes significant investment in variable life insurance policies and variable annuities, both of which are “securities,” as more fully described below. Given this investment strategy, it is expected that the Fund will invest in excess of 40% of its assets in such investment securities.

Section 3(a)(1) of the 1940 Act defines the term “investment company.” Specifically, Section 3(a)(1)(A) of the 1940 Act defines “investment company” to mean “any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 3(a)(1)(C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Based upon the foregoing, the Fund (i) pursuant to Section 3(a)(1)(A), proposes to be engage primarily in the business of investing, reinvesting, or trading in securities, and (ii) pursuant to Section 3(a)(1)(C), expects to invest a sufficient amount of its assets in “investment securities.” Either of these points being true would result in the Fund qualifying as an investment company within the meaning of section 3(a)(1) of the 1940 Act. This expectation is driven by the Fund’s intent to invest significantly in variable life insurance policies and variable annuities.

Another key consideration is that, as noted in our correspondence filing dated November 2, 2023, under Section 3(a)(1)(A) of the 1940 Act, if an issuer that holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities it will be deemed an investment company.

Following its registration, the Fund believes that it will be one of the few investment vehicles able to invest in variable life insurance policies and variable annuities, given that other investment funds in this space are private funds that do not invest in a substantial amount of variable life insurance policies. In addition, variable life insurance policies typically have a higher face value than the average fixed insurance policy and are more attractive for the Fund to acquire. As such, the Fund believes that more than forty percent (40%) of its assets will consist of investment securities, and as such the Fund would meet the 3(a)(1) definition of an investment company. See pages 2 and 29 of the Revised Registration Statement.

2.

In your May 24, 2024 comment response letter, you told us that “state life settlement laws require that payment of the purchase price and the Mortality Contract be processed through escrow during the purchase and sale process” and that “Wilmington Trust N.A. and Bank of Utah . . . are utilized as the escrow agents with respect to these transactions.” We asked you to explain to us why you believe that the escrow arrangements with Wilmington Trust N.A. and Bank of Utah are permissible under section 17(f)(5) of the 1940 Act. In your August 28, 2024 comment response letter, you state that: (a) “Section 206(4)(2)(b)(5)” (presumably meaning Advisers Act rule 206(4)-2(b)(5)) exempts “registered investment companies” from the Investment Adviser custody requirements and (b) you do not believe section 17(f)(5) is applicable, since “[s]ection 17(f)(5) applies when Funds assets are custodied outside of the United States, which is not a current intention of the Fund.”

We agree that advisers need not comply with Advisers Act rule 206(4)-2 with respect to clients that are registered investment companies. This is because “[r]registered investment companies and their advisers must comply with the strict requirements of section 17(f) of the Investment Company Act of 1940 and the custody rules we have adopted under that section.” Release No. IA-2176 [68 FR 56692, 56695 (Oct. 1, 2003)]. It appears, however, that you may have confused section 17(f)(5) of the 1940 Act with rule 17f-5 under the Act. Rule 17f-5 applies to a fund that maintains foreign assets in the care of a foreign custodian. On the other hand, section 17(f)(5) requires a fund that maintains its securities and similar investments in the custody of a qualified bank or banks, to also keep the cash proceeds from the sale of such securities and similar investments and other cash assets of the company in the custody of such a bank or banks. The Fund’s N-2 states that Wilmington Trust, N.A. is the custodian of the Fund’s portfolio of non-cash assets (including Longevity Assets), and M&T Bank Corp. is the custodian of the Fund’s cash. Accordingly, section 17(f)(5) is applicable to the Fund. Please explain to us why you believe that the above-described escrow arrangements constitute “custody” of the relevant bank within the meaning of and as required by section 17(f)(5). Cf. In the Matter of Water Island Capital LLC, Release No. IC-31455 (Feb. 12, 2015).

Section 17(f)(5) of the Investment Company Act of 1940 requires that, “[i]f a registered [investment] company maintains its securities and similar investments in the custody of a qualified bank or banks, the cash proceeds from the sale of such securities and similar investments and other cash assets of the company shall likewise be kept in the custody of such a bank or banks, . . .”

Most states require an escrow for “secondary” (described below) transactions in Mortality Contracts. Generally speaking, a secondary transaction escrow is required for between 30 to 60 days while (i) the seller deposits the Mortality Contract with the escrow agent (e.g., a qualified custodian), (ii) the buyer deposits the payment therefore with the same qualified custodian, and (iii) the trade is completed when the transaction documents are finalized and the Mortality Contract issuer updates the name of the new beneficiary on its books and records. A “secondary” transaction occurs when the buyer purchases a Mortality Contract directly from a policyholder. The Fund, however, expects to purchase the significant majority of its Mortality Contracts in the tertiary market (e.g., the Fund purchases a Mortality Contract from investors that previously purchased the Mortality Contract from the policy holder or another investor). Typically, this escrow process would not be required for a tertiary transaction.

As stated in our May 24, 2024 comment letter in response to Comment 17 thereto, and the related Amendment No. 5 to the Form N-2 Registration Statement, the Fund disclosed that it made certain changes to its investment strategy which included disclosure of its primary focus to acquire Mortality Contracts in the tertiary market. In the rare circumstances where the Fund does purchase a Mortality Contract from a policy holder (e.g., on the secondary market), the Fund will utilize the services of one of its disclosed, qualified custodians in accordance with Section 17(f)(5) to escrow the purchase price and Mortality Contract during the pendency of the applicable escrow period. Specifically, the Fund will only escrow funds with escrow agents who are qualified custodians and who are disclosed to the shareholders. Currently, the Fund intends to escrow its assets with Wilmington Trust N.A. and M&T Bank Corp., both of which are domestic, qualified custodians as defined in Investment Advisers Act section 206(4)-2.

We note further that Wilmington Trust, N.A. is a wholly owned subsidiary of M&T Bank Corp. In order to most efficiently administer the Fund’s assets, the Manager, in consultation with Wilmington Trust and M&T Bank has determined that holding the Fund’s non-cash assets in an account with Wilmington Trust and the Fund’s cash assets with M&T Bank would be most efficient. We confirm that the Fund will only escrow funds with escrow agents who are qualified custodians and who are disclosed to the shareholders.

3.

The N-2 states that “[a]ny commission, fee or other remuneration paid to an affiliated broker or dealer will be paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e 1 and 17a-10 under the Investment Company Act.” The N-2 also states that “[w]hile transactions in Mortality Contracts will include both (i) fixed Mortality Contracts (which we believe are not securities), and (ii) variable Mortality Contracts (which we believe are securities), the Fund intends to comply with the requirements of Rule 17e-1 of the Investment Company Act with respect to all transactions between an affiliate of the Manager and the Fund.”

Section 17(e)(1) states that “[i]t shall be unlawful for any affiliated person of a registered investment company, or any affiliated person of such person— . . . acting as agent, to accept from any source any compensation (other than a regular salary or wages from such registered company) for the purchase or sale of any property to or for such registered company or any controlled company thereof, except in the course of such person’s business as an underwriter or broker.” Section 17(e)(2) states that “[i]t shall be unlawful for any affiliated person of a registered investment company, or any affiliated person of such person— . . . acting as broker, in connection with the sale of securities to or by such registered company or any controlled company thereof, to receive from any source a commission, fee, or other remuneration for effecting such transaction which exceeds (A) the usual and customary broker’s commission if the sale is effected on a securities exchange, or (B) 2 per centum of the sales price if the sale is effected in connection with a secondary distribution of such securities, or (C) 1 per centum of the purchase or sale price of such securities if the sale is otherwise effected unless the Commission shall, by rules and regulations or order in the public interest and consistent with the protection of investors, permit a larger commission.” Rule 17e-1 states that “[f]or purposes of section 17(e)(2)(A) of the Act, a commission, fee or other remuneration shall be deemed as not exceeding the usual and customary broker’s commission” under the conditions of the rule.

In your August 28, 2024 comment response letter, you confirm to us that Section 17(e)(2) of the Investment Company Act and rule 17e-1 thereunder are applicable only to securities sold on an exchange. Please:

a.

Cite to us your authority for relying on rule 17e-1 (and presumably section 17(e)(2)) with respect to fixed Mortality Contracts, which you do not believe to be securities. In particular, what is your authority for the apparent proposition that compliance with rule 17e-1 with respect to assets that are not securities will prevent a violation of section 17(e)(1)?

We confirm that no affiliate of the Fund will receive transaction-based compensation from the Fund. The only compensation that the Manager (or any of its affiliates) will receive from the Fund will be the Management Fee disclosed in Form N-2, and as more further described in the Investment Management Agreement among the Fund, the Manager and Abacus Life, Inc. Any compensation to other affiliates of the Fund or the Manager will be paid by the Manager out of its Management Fee. The Manager does not expect to pay any transaction-based compensation to its affiliates.

As disclosed in our August 28, 2024 response letter, the Manger expects that only two of its affiliates will be engaged to provide services to the Fund on behalf of and under the supervision of the Manager: (i) ABL Technologies, LLC will provide valuation services to the Valuation Designee, which will be an input to the Valuation Designee’s determination of the fair value for NAV and AUM purposes and (ii) Longevity Market Assets, LLC will service the Fund’s Longevity Assets. The Manager will engage both ABL Tech and LMA for their respective services at the Manager’s expense and included within the Management Fee. The fees for the Manager’s affiliates’ services are therefore included in, and not in addition to, the Management Fee.

b.

Tell us whether fixed Mortality Contracts are traded on an exchange within the meaning of section 17(e)(2) and rule 17e-1 and whether any person subject to section 17(e) that is receiving renumeration in connection with such transactions would be acting as a broker within the meaning of section 17(e)(2).

We confirm that fixed Mortality Contracts are not traded on an exchange within the meaning of Section 17(e)(2) and Rule 17e-1. We further confirm that no person subject to Section 17(e) that is receiving renumeration in connection with any transactions in fixed Mortality Contracts will be acting as a broker within the meaning of Section 17(e)(2).

c.

Tell us whether variable Mortality Contracts are traded on an exchange within the meaning of section 17(e)(2) and rule 17e-1 and whether any person subject to section 17(e) that is receiving renumeration in connection with such transactions would be acting as a broker within the meaning of section 17(e)(2).

We confirm that variable Mortality Contracts are not traded on an exchange within the meaning of Section 17(e)(2) and Rule 17e-1. We further confirm that no affiliate of the Fund or Manager will receive renumeration with respect to any transactions in variable Mortality Contracts.

4.

In your October 16, 2024 comment letter, you state that “[t]he Fund does not, and will not, enter into any relationship or transactions with NIB.” However, you also state that “[w]hile NIB is owned by the four largest shareholders of Abacus Life, Inc., it is not a consolidated subsidiary of Abacus Life, Inc. and therefore not an affiliate of the Fund or Manager.” Please confirm to us that you understand that the prohibitions on affiliated transactions in section 17 of the 1940 Act are applicable to each affiliated person of the Fund (and to each affiliated person of such affiliated person), as the term “affiliated person” is defined in section 2(a)(3) of the 1940 Act, and such prohibitions do not depend upon whether or not a particular entity is an affiliate under some other definition. Please also confirm that your N-2 disclosure and previous responses to us relating to “affiliates” covers the persons described in 17 of the 1940 Act.

We confirm that the Fund understands that the prohibitions on affiliated transactions in Section 17 of the 1940 Act are applicable to each affiliated person of the Fund (and to each affiliated person of such affiliated person) as such term is defined in Section 2(a)(3) of the 1940 Act. We confirm that our N-2 disclosure and previous responses relating to “affiliates” covers all persons described in Section 17 of the 1940 Act.

SEC Comments Received November 7, 2024

5.

The last sentence of “Investment Strategy” states that “Assets not invested in Longevity Assets may be held in cash or cash equivalents, investment-grade fixed income securities, or, if unrated, fixed income securities that the Manager determines to be of comparable quality.” Please:

a.	More specifically disclosed the cash equivalents the Fund will invest in or provide examples of those cash equivalents.

The Fund has revised its disclosure regarding cash management in its Investment Strategy to be as follows “The Fund may invest in short-dated treasury bills and money market funds for cash management purposes. The Fund intends to invest its cash position to realize some level of return commensurate with a low risk profile and liquidity needs such that the Fund will be able to use this cash to fund any withdrawal requests and to purchase Mortality Contracts.”

b.	More specifically disclose the type of fixed income securities the Fund will invest in, and also provide any related risk disclosure, including for unrated fixed securities

As noted with respect to Question 5(a) above, the Fund focuses primarily on managing its portfolio of Mortality Contracts. It will utilize investments in annuity contracts, investment-grade fixed income securities to manage its liquidity needs to deploy funds into and service Mortality Contracts, as well as to manage other liquidity obligations such as repurchases and distributions. The Fund does not intend to invest in unrated fixed income securities and has deleted that reference from the Revised Registration Statement.

c.	Supplementally explain if the Fund will invest in junk bonds. If so, please disclose and add related risk disclosure.

The Fund confirms that it will not invest in junk bonds.

6.	Under the first bullet in Investment Objectives and Policies – Please define the term “life settlements.”

Please see page 1 of the Revised Registration Statement where the following definition of “life settlements” has been added: “A “life settlement” is a contract between a life insurance policy owner and a third party to sell the policy for less than the full death benefit. Following this sale, the purchaser becomes the policy’s beneficiary and assumes all obligations related to the payment of premiums and receives the death benefit upon the death of the covered life.”

7.	In the Registration Statement, the Fund states “the Manager’s investment committee will determine whether to purchase, sell or hold a Longevity Asset for the Fund based primarily upon the following considerations: (i) the difference between market-place’s value of a Longevity Asset versus the Fund’s valuation of a Longevity Asset, (ii) the diversity of the Fund’s investment portfolio, and (iii) the Fund’s cash flow needs. Please explain how the Fund is considering diversity under (ii) above.

When considering the diversity of the Fund’s investment portfolio, which is composed chiefly of Mortality Contracts, the Fund considers, among other factors: (i) its overall exposure to the Mortality Contract issuer, (ii) the AM Best rating of the issuing issuer, (iii) the expected return on investment of the underlying life insurance policy, and (iv) the age and other relevant demographic information related to the underlying insured.

8.

In the Registration Statement, the Fund states, “Unlike a traditional closed-end fund, however, we do not expect that there will be a trading market for the Fund’s shares, and we do not plan to list the shares on a stock exchange.” Please consider revising “traditional” to “listed.”

Please see page 4 of the Revised Registration Statement where “traditional” has been revised to “listed.”

9.	Does the Fund intend to borrow during the first year? If so, please disclosed estimated interest expenses on borrowing in the fee table.

The Fund does not intend to borrow during its first year of operations.

10.	Please provide seed financials for the Fund when available.

The Fund confirms that seed financials will be as soon as available.

11.	The N-2 instructions require the Management Fee to be presented as a percentage of Net Assets. Please delete the first sentence in footnote 4 that says AUM is equivalent to NAV.

Please see page 6 of the Revised Registration Statement where the noted language has been deleted.

12.	Please supplementally explain how the valuation process for Longevity Assets and annuities works in the management fee calculation.

The Management Fee will be calculated based on an “adjusted net asset value,” which we designate “[adjusted] assets under management.” In order to calculate the assets under management for purposes of the Management Fee, the Manager will calculate the lesser of (i) the then current fair value of the Longevity Asset and (ii) the purchase price paid by the Fund for such Longevity Asset (x) plus all premiums paid in the case of a Mortality Contract or (y) less all distributions received in the case of an Annuity Contract. Item (ii) essentially sets the maximum value upon which the Fund will pay a Management Fee with respect to any Mortality Contract or Annuity Contract at the price paid to acquire such asset plus or minus (i) the ongoing maintenance payments required to keep such Mortality Contact from lapsing, or (ii) less payments received from such annuity.

The result is that the Manager has low incentive to artificially inflate the value of any Longevity Assets, as its Management Fee is capped at the lower of carrying value or the purchase price (adjusted for actual cash flows).

13.

In footnote 4 to the fee table, the Fund states that “As a result, we expect that the AUM fee calculation used to calculate the management fee may be lower (but will never be higher) than the NAV fee amount shown above.” Please delete “we expect that.”

Please see page 6 of the Revised Registration Statement where the noted language has been deleted.

14.	Please confirm that the management fee presented in the Fee Table is presented at a percentage of NAV per common shares.

The Fund confirms that the Fee Table is presented as a percentage of NAV per common share.

15.	Please remove the detailed explanation in footnote 4 about calculation of the management fee. Instead relocate this information to Item 9.

The Fund has deleted footnote 4 to the fee table. Please see the revisions made to page 7 of the Revised Registration Statement where this additional detail is disclosed.

16.	Please move the sentence right after the expense example following the fee table to be right after the fee table instead.

Please see page 7 of the Revised Registration Statement where this language has been relocated.

17.	Please make any conforming changes to the description of the Management Fee throughout the document.

Please see page 7 of the Revised Registration Statement.

18.

The description of Management Fee should reflect what is contained in the Management Agreement. Please confirm that changes to the description of the management fee calculations made here will also be reflected in the Management Agreement, and vice-versa if changes are made to the Management Agreement.

The Fund confirms that the description of the Management Fee in the Registration Statement is consistent with the description of the Management Fee in the Investment Management Agreement.

19.	There is at least one other mention of AUM being the equivalent of NAV (on page 8). Please revise throughout the Registration Statement.

Please see page 7 of the Revised Registration Statement where the reference to AUM being equivalent to NAV has been removed.

20.

In the Registration Statement, the Fund states that it “plans to concentrate its investments primarily in Longevity Assets, cash and cash equivalents, and fixed income securities.” However, the Fund’s concentration policy states that it will concentrate in Longevity Assets, whereas the above disclosure states that the Fund will also be concentrated in cash and cash equivalents and fixed income, please reconcile.

Please see page 12 of the Revised Registration Statement the concentration policy has been revised to state that the Fund will concentrate its investment primarily in Longevity Assets.

21.

We understand that Delaware law permits the Fund to eliminate or alter the fiduciary duty of trustees, shareholders, or other persons, and replace them with standards set forth in the Fund’s declaration of trust. Provisions eliminating or altering fiduciary duties of any trustee, officer, depositor, or principal underwriter are inconsistent with federal securities laws and the Commissions express views on such persons’ fiduciary duties. Please immediately follow the disclosure here with a statement that “nothing in the Declaration of Trust modifying, restricting, or eliminating the duties or liabilities of trustees or the adviser in the Declaration of Trust shall apply to or in any way limit the duties, including state law fiduciary duties of loyalty and care, or liabilities of such person, with respect to matters arising under the federal securities laws.”

Please see page 60 of the Revised Registration Statement where this disclosure has been added.

22.

The Staff retracts their prior comment regarding how long trustees can hold office before a new election. This has been revised to state that “subject to such policies as may be adopted from time to time” where previously it provided that the trustees held office for an indefinite term. The Staff does not object to the prior language.

Please see page A-8 of the Revised Registration Statement where the Fund has reverted to the prior language.

23.

In the Registration Statement, the Fund states that “The rights of indemnification and exculpation provided under the Declaration of Trust do not provide for indemnification of members of the Board for any liability, including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.” Please more explicitly carve out indemnification for trustees, officers, and advisers pursuant to sections 17(h) and (i) of the 1940 Act.

Please see page C-2 of the Revised Registration Statement where this disclosure has been added.

24.	Reminder to include signatures required under the 1933 Act. Add “Principal Accounting Officer” under Bill’s name.

Please see the signature page of the Revised Registration Statement where this title has been added.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (212) 912-2744 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.

Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund